UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-51801*

NBL Texas, LLC*

(Exact name of registrant as specified in its charter)

1001 Noble Energy Way

Houston, Texas 77070

(281) 872-3100*

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

* SEE TABLE OF ADDITIONAL REGISTRANTS

Common Stock, par value $0.001 per share (the “Common Stock”)

5.625% Senior Notes due 2021 (the “2021 Notes”)

5.875% Senior Notes due 2022 (the “2022 Notes”)

5.875% Senior Notes due 2024 (the “2024 Notes”)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: 1

2021 Notes:  7

2022 Notes:  7

2024 Notes:  4

TABLE OF SUBSIDIARY GUARANTOR REGISTRANTS

Exact Name of Subsidiary Guarantor Registrant as Specified in its Charter (1)	Commission File No.	State or Other Jurisdiction of Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
Rosetta Resources Offshore, LLC	333-202611-03, 333-180439-05, 333-168225-05, 333-159225-04	Delaware	1311	51-0546843
Rosetta Resources Holdings, LLC	333-202611-02, 333-180439-04, 333-168225-04	Delaware	1311	20-2943018
Rosetta Resources Operating GP, LLC	333-202611-01, 333-180439-03, 333-168225-03, 333-159225-03	Delaware	1311	27-0011349
Rosetta Resources Operating LP	333-202611-04, 333-180439-02, 333-168225-02, 333-159225-02	Delaware	1311	71-0882453
Rosetta Resources Michigan Limited Partnership	333-202611-05, 333-180439-01, 333-168225-01, 333-159225-01	Delaware	1311	30-0421588

(1)	The address for each subsidiary guarantor registrant is 1001 Noble Energy Way, Houston, Texas 77070, and the telephone number for each subsidiary guarantor registrant is (281) 872-3100.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the Registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 30, 2015

NBL TEXAS, LLC

By:
Name:	Charles J. Rimer
Title:	President

ROSETTA RESOURCES OFFSHORE, LLC

By:
Name:	Charles J. Rimer
Title:	President

ROSETTA RESOURCES HOLDINGS, LLC

By:
Name:	Charles J. Rimer
Title:	President

ROSETTA RESOURCES OPERATING GP, LLC

By:
Name:	Charles J. Rimer
Title:	President

ROSETTA RESOURCES OPERATING LP

By:
Name:	Charles J. Rimer
Title:	President

ROSETTA RESOURCES MICHIGAN LIMITED PARTNERSHIP

By:
Name:	Charles J. Rimer
Title:	President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.